Exhibit (d)(2)

INVESTMENT BANKING ENGAGEMENT AGREEMENT

May 8, 2014

DelMar Pharmaceuticals, Inc.
Attention: Jeffrey Bacha
999 West Broadway
Suite 720
Vancouver, BC V5Z 1K5
Canada

Dear Jeff:

This letter shall serve to memorialize the extension of the term under which the Warrant Solicitation Fee, as defined within the Investment Banking Engagement Agreement (the "Agreement") executed August 15, 2013 between DelMar and National, shall be considered earned and the corresponding fee due and payable, to June 30, 2014 (the "New Warrant Solicitation Fee Term"), unless otherwise extended by DelMar in its sole discretion; provided however, that if National successfully completes exercise of DelMar Investor Warrants for minimum gross proceeds of Three Million Dollars ($3,000,000.00) during the New Warrant Solicitation Fee Term, the term of the Warrant Solicitation Fee shall be automatically extended to December 31, 2014 (the "Automatic Extension of the New Warrant Solicitation Fee Term").

All other terms and provisions of the Agreement, to the extent applicable, shall remain as defined and agreed to within the Agreement without further adjustment and survive termination.

If you agree with the foregoing, please sign this letter, retain one copy for your records and return the other copy to us, whereupon the Agreement shall become effective as of May 8, 2014.

Sincerely,

National Securities Corporation

By: /s/ Jonathan C. Rich
Name: Jonathan C. Rich
Title: EVP — Head of Investment Banking

ACCEPTED AND AGREED:

DelMar Pharmaceuticals, Inc.

By: /s/ Jeffrey A. Bacha
Name: Jeffrey A. Bacha
Title: Chairman & CEO